3B

05035974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-7-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IST Institutional Securities Trading, LLC f/k/a IPS Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7402 Hodgson Memorial Drive Suite 100
(No. and Street)

Savannah (City) Georgia (State) 31406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John F. Statts (912) 352-2862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazard Dana LLP
(Name – *if individual, state last, first, middle name*)

24 Drayton Street, Suite 800 (Address) Savannah (City) Georgia (State) 31401 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

RECD S.E.C.
FEB 25 2005

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John F. Statts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IST Institutional Securities, LLC f/k/a IPS Brokerage, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

TABLE OF CONTENTS

LAZARD/DANA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
IST Institutional Securities Trading, L.L.C.
f/k/a IPS Brokerage, L.L.C.

We have audited the accompanying statements of financial condition of IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C. as of December 31, 2004 and 2003, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lazard Dana LLP

January 31, 2005

Lazard Dana LLP
24 Drayton Street, Suite 800, Savannah, GA 31401
P.O. Box 9706, Savannah, GA 31412
Phone: (912) 238-1001 Fax: (912) 238-1701

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
December 31,

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 7,650	$ 11,883
Accounts Receivable	-	291
	$ 7,650	$ 12,174
MEMBER'S EQUITY		
MEMBER'S EQUITY	$ 7,650	$ 12,174

See Notes to Financial Statements.

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

STATEMENTS OF INCOME
Years Ended December 31,

	2004	2003
REVENUES		
Gain on sale of assets	$ -	$ 3,500,000
Total revenues	-	3,500,000
OPERATING EXPENSES	4,524	3,776
NET INCOME (LOSS)	$ (4,524)	$ 3,496,224

See Notes to Financial Statements.

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
Years Ended December 31,

	Total
BALANCE, December 31, 2002	$ 15,950
Net income	3,496,224
Member distributions	(3,500,000)
BALANCE, December 31, 2003	12,174
Net loss	(4,524)
BALANCE, December 31, 2004	$ 7,650

See Notes to Financial Statements.

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (4,524)	$ 3,496,224
Adjustments to reconcile net income to net cash used in operating activities		
Change in accounts receivable	291	(291)
Gain on sale of assets	-	(3,500,000)
Net cash used in operating activities	(4,233)	(4,067)
CASH FLOWS FROM INVESTING ACTIVITY		
Proceeds from sale of assets	-	3,500,000
CASH FLOWS FROM FINANCING ACTIVITY		
Member distributions	-	(3,500,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(4,233)	(4,067)
BEGINNING CASH AND CASH EQUIVALENTS	11,883	15,950
ENDING CASH AND CASH EQUIVALENTS	$ 7,650	$ 11,883

See Notes to Financial Statements.

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C. (the "Company") is a registered introducing broker-dealer, but no longer has operations due to the sale of its assets during 2000.

Limited Liability Company
The Company is organized as a limited liability company pursuant to paragraph 14-11-100 of The Official Code of Georgia, Annotated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purpose of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is a limited liability company. As such, the Company's member is taxed on the Company's income. Therefore, no provisions for federal or state income taxes have been recorded.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in local commercial banks. Cash deposits did not exceed the insurance limits of the Federal Deposit Insurance Corporation at December 31, 2004 and 2003, respectively.

NOTE 3. RESERVE BANK ACCOUNTS REQUIREMENTS

The Company is subject to Securities and Exchange Commission Customer Protection: Reserves and Custody of Securities (Rule 15c3-3), which requires the Company to maintain a separate reserve account to safeguard customers' assets in the amount of volume discounts payable. Due to the sale of its assets during 2000, at December 31, 2004 and 2003, the Company had no funds in a designated bank reserve account, and this was in compliance with its requirements.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company did not have any liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2004 and 2003, respectively.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, respectively, the Company had net capital of $7,650 and $12,174, which were $2,650 and $7,174, respectively, in excess of its required net capital of $5,000. The Company's net capital ratios at December 31, 2004 and 2003 were 0.0 to 1.0.

NOTE 6. SALE OF ASSETS

On January 3, 2000, the Company sold substantially all of its assets, net of specified liabilities, to Bank of New York.

NOTE 7. CONTINGENCY PAYMENTS

The Company is a party to possible contingency payments as a result of the transaction described in note 6, above. The terms and conditions regarding the contingency payments are defined in the Asset Purchase Agreement (the "APA"). In accordance with the APA, the amount of the contingency payments will be between $0 and $11,500,000. In 2001, 2002, and 2003, the Company received $1,000,000; $1,932,398; and $3,500,000, as the first, second, and third contingency payments. A fourth and final contingency payment, estimated to be $2,683,030, is expected to be received on or about March 22, 2005. This final contingency payment has not been recorded in the Company's books and records as of December 31, 2004.

NOTE 8. DISSOLUTION

The Company's parent intends to liquidate and dissolve the Company by March 31, 2005, retroactive to December 31, 2004.

LAZARD/DANA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
IST Institutional Securities Trading, L.L.C.
f/k/a IPS Brokerage, L.L.C.

In planning and performing our audits of the basic financial statements of IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C. is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess

Lazard Dana LLP
24 Drayton Street, Suite 800, Savannah, GA 31401
P.O. Box 9706, Savannah, GA 31412
Phone: (912) 238-1001 Fax: (912) 238-1701

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the IST Institutional Securities Trading, L.L.C. f/k/a IPS Brokerage, L.L.C.'s practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lazard Dana LLP

January 31, 2005

SUPPLEMENTAL INFORMATION

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

NET CAPITAL		
Total member's equity qualified for net capital	$	7,650
Additions		-
Deductions		-
Net capital before haircuts on securities positions		7,650
Haircuts on securities positions		-
Net Capital	$	7,650
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	-
Minimum dollar net capital requirement		5,000
Net capital requirement	$	5,000
Excess net capital	$	2,650
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	2,650
Ratio of aggregate indebtedness to net capital		0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17a-5(a) AS OF DECEMBER 31, 2004)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	7,650

IST INSTITUTIONAL SECURITIES TRADING, L.L.C.
f/k/a IPS BROKERAGE, L.L.C.

SCHEDULE II
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

CREDIT BALANCES	$ -
DEBIT BALANCES	$ -
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17a-5(a) AS OF DECEMBER 31, 2004)	
Excess as reported in Company's Part II (Unaudited) FOCUS report	$ -